Exhibit 99.1

Powerbridge Technologies Reports Financial Results and Business Update

for the six months ended June 30, 2020

Revenue Increased by 12.9% to $14.5 Million

ZHUHAI, China – December 3, 2020 - Accesswire - Powerbridge Technologies Co., Ltd. (“Powerbridge” or the “Company”) (NASDAQ: PBTS), a global trade software applications and technology services provider, today announced its unaudited financial results for the six months ended June 30, 2020.

Key Financial Highlights for the First Half of 2020 as compared to the First Half of 2019

●	Revenues increased by 12.9% to $14.5 million for the six months ended June 30, 2020 from $12.8 million in the same period of 2019.

●	Gross profit increased by 26.2% to $5.7 million for the six months ended June 30, 2020 from $4.5 million in the same period of 2019.

●	Net loss decreased by 93.5% to $0.2 million for the six months ended June 30, 2020 from $2.9 million in the same period of 2019.

Stewart Lor, Co-Chairman, President and Co-Chief Executive Officer of Powerbridge, commented, “We are pleased with our results for the first half of 2020 as our revenue increased 12.9% over the first half 2020 as compared against the revenue for the first half 2019. This demonstrates that our Our team is working hard to expand market share throughout the economic slowdown due to COVID-19. We witnessed a rebound in gross margins as we continue to improve our service efficiency. Our technology team continues to develop and launch new products and services to address the pain points and inefficiencies in global trade compliance, logistics and operations. We are confident that we will continue to grow in the rest of 2020 and upcoming 2021 despite the post pandemic uncertainty.”

Mr. Lor, continued, “We are grateful for the shared enthusiasm our investors have for our existing trade solutions business and opportunities in out-of-home digital display advertising and media business. We look forward to engaging this new business   with partners   and accelerating our revenue growth. We plan to utilize our Big Data platform to drive our media business, supported by our capabilities in data collection, data analytics and data display. We look forward to increasing our awareness and communications with shareholders as we seek to build long term shareholder value.”

Expansion Into Out-Of-Home Advertising and Media

As previously announced in September 2020, the Company plans to build a network of digital display such as LCD screens and operate an advertisement platform in Shenzhen initially, and then expand to the Greater Bay Area of China. The Company believes that there is a substantial market opportunity to operate an out-of-home digital display advertising and media technology platform in the Greater Bay Area of China. The Company will focus on display advertising in various high traffic advertising locations such as residential and office buildings, commercial parking garages, and elevators in residential and office buildings.

The Company closed on a $50 million Note financing on October 27, 2020, which is in addition to the $17.5 million raised on August 24, 2020 in a private placement. The funds raised will be used as prepaid for acquiring the right to operate and publish advertisements at certain advertising space, as an efficient way of accelerating the Company’s entrance into the out-of-home digital display advertising and media business.

Powerbridge plans to manage a network of 30,000 digital displays such as LCD screens and operate an advertisement platform in Guangdong province, China. The Company is partnered with Kezhi, an advertising company in Shenzhen, to install and provide maintenance for the screens in its certain central area in Shenzhen, Guangdong while Powerbridge will operate the system by using the Company’s Big Data platform.

Financial Results for the six months ended June 30, 2020 and 2019

Revenue for the six months ended June 30, 2020 was $14.5 million, an increase of $1.7 million or 12.9%, compared to $12.8 million for the six months ended June 30, 2019.

Revenue from application development service increased by $1.4 million, or 13.1%, to $12.4 million for the six months ended June 30, 2020, compared to $11.0 million for the six months ended June 30, 2019. The increase is mainly due to revenue brought by newly started projects after June 30, 2019, which were of higher contract value and progressed well, thus brought in more revenue in current period. The number of revenue-producing projects was 82 and 99 for the six months ended June 30, 2020 and 2019, respectively.

Revenue from consulting and technical support services increased by $0.3 million, or 24.4%, to $1.6 million for the six months ended June 30, 2020, compared to $1.3 million for the six months ended June 30, 2019. The increase is mainly due to revenue brought by four new projects.

Revenue from subscription services decreased by $0.1 million, or 17.0%, to $0.5 million for the six months ended June 30, 2020, compared to $0.6 million for the six months ended June 30, 2019.

Gross profit for the six months ended June 30, 2020 was $5.7 million, an increase of $1.2 million, compared to $4.5 million for the six months ended June 30, 2019. Gross margin percentage was 39.4% for the six months ended June 30, 2020, compared to 35.2% for the six months ended June 30, 2019. The increase in gross margin is mainly due to a higher percentage of more profitable software contracts in our application development service. Of note, gross margin percentage for subscription services remained strong at 90.0% for the six months ended June 30, 2020, as compared to 92.6% for the same period in 2019.

Operating expenses for the six months ended June 30, 2020 was $5.9 million, a  decrease of $0.9 million or 13.8%, compared to $6.9 million for the six months ended June 30, 2019. Operating expenses consist of selling and marketing, general and administrative, research and development (“R&D”) expenses, and stock based compensation. The decrease in operating expense was primarily due to a $1.2 million decrease in stock based compensation, $0.3 million decrease in selling and marketing expense, byincrease of $0.2 million in R&D expense and $0.2 million in general and  administrative expenses.

Other income (expense) for the six months ended June 30, 2020 was an income of $0.1 million, as compared to an  expense of $0.6 million for the six months ended June 30, 2019. Other income (expense) primarily consists of government subsidy income, financing and interest expense, and other expenses. The decrease in financing and interest expense was due to higher finders’ fee and related charges incurred in connection with the Company’s offering and financing activities for the six months ended June 30, 2019.

Operating loss for the six months ended June 30, 2020 was $0.2 million, a  decrease of $2.1 million, compared to  $2.4 million for the six months ended June 30, 2019.

Provison for income tax (income tax benefits) was $224 for the six months ended June 30, 2020 compared to tax benefits $0.1 million for the six months ended June 30, 2019. Improved gross profit and lower operating expenses reduced the loss and increased income tax expense.

Net loss for the six months ended June 30, 2020 was $0.2 million, a decrease of $2.7 million, compared to of $2.9 million for the six months ended June 30, 2019. The resulting loss per share for the six months ended June 30, 2020 was $0.02 per basic and diluted share, compared to $0.37 per basic and diluted share for the six months ended June 30, 2019.

About Powerbridge Technologies Co., Ltd.

Powerbridge Technologies Co., Ltd. (NASDAQ: PBTS) is a provider of software applications and technology solutions and services to corporate and government customers primarily located in China. Founded in 1997, Powerbridge pioneered global trade software applications with a vision to make global trade operations easier for customers. Since inception, Powerbridge has continued to innovate and deliver solutions and services to address the changing needs of thousands of customers. Powerbridge’s mission is to make global trade easier by empowering all players in the ecosystem. For more information, visit www.powerbridge.com/en

Forward Looking Statements

No statement made in this press release should be interpreted as an offer to purchase or sell any security. Such an offer can only be made in accordance with the Securities Act of 1933, as amended, and applicable state securities laws. Certain statements in this press release concerning our future growth prospects are forward-looking statements regarding our future business expectations intended to qualify for the “safe harbor” under the Private Securities Litigation Reform Act of 1995, which involve a number of risks and uncertainties that could cause actual results to differ materially from those in such forward-looking statements. The risks and uncertainties relating to these statements include, but are not limited to, risks and uncertainties regarding our ability to raise capital on any particular terms, fluctuations in earnings, fluctuations in foreign exchange rates, our ability to manage growth, our ability to realize revenue from expanded operation and acquired assets in China and the U.S., our ability to attract and retain highly skilled professionals, client concentration, industry segment concentration, reduced demand for technology in our key focus areas, our ability to successfully complete and integrate potential acquisitions, and unauthorized use of our intellectual property and general economic conditions affecting our industry. Additional risks that could affect our future operating results are more fully described in our Form 20-F and other filings that we may make with the United States Securities and Exchange Commission in the future. These filings are available at www.sec.gov. Powerbridge may, from time to time, make additional written and oral forward-looking statements, including statements contained in the Company’s filings with the Securities and Exchange Commission and our reports to shareholders. In addition, please note that any forward-looking statements contained herein are based on assumptions that we believe to be reasonable as of the date of this press release. The Company does not undertake to update any forward-looking statements that may be made from time to time by or on behalf of the Company unless it is required by law.

UNAUDITED CONDENSED CONSOLIDATED FINANCIAL DATA

Summary of Unaudited Condensed Consolidated Balance Sheets

(In USD)

	June 30,	December 31,
	2020	2019
ASSETS

CURRENT ASSETS:
Cash	$2,155,536	$5,699,106
Restricted cash	169,849	172,369
Notes receivable	70,770	215,462
Accounts receivable, net	19,974,432	11,421,195
Prepaid expense – related parties	621,842	806,311
Amount due from related parties	1,148,474	370,000
Loans to third parties	493,170	740,000
Contract costs	2,955,556	2,999,411
Prepayments, deposits and other current assets, net	1,986,551	623,962
Total Current Assets	29,576,180	23,047,816

Property and equipment, net	6,196,918	6,564,640
Prepayments, deposits and other assets	551,563	759,397
Deferred tax assets	304,592	309,111
Total Assets	$36,629,253	$30,680,964

LIABILITIES AND EQUITY
CURRENT LIABILITIES:
Bank loans	$4,670,814	$1,580,018
Accounts payable	23,027,682	19,773,556
Customer deposits	173,335	136,763
Deferred revenue	885,396	1,183,545
Salaries and benefits payable	818,750	1,219,584
Due to related party	7,980	6,538
Taxes payable	769,675	869,913
Total Current Liabilities	30,353,632	24,769,917
Total Liabilities	$30,353,632	$24,769,917

COMMITMENTS AND CONTINGENCIES

EQUITY:
Ordinary Shares, 0.00166667 par value; 300,000,000 shares authorized; 9,175,288 and 8,967,748 shares issued and outstanding as of June 30, 2020 and December 31, 2019	15,292	14,946
Additional Paid-in Capital	16,538,546	15,878,438
Accumulated deficit	(10,151,919)	(9,980,835)
Accumulated other comprehensive loss	(109,180)	(1,487)
Total Powerbridge Technologies Co., Ltd.’s Shareholders’ Equity	6,292,739	5,911,062
Non-controlling interest	(17,118)	(15)
Total Equity	6,275,621	5,911,047
Total Liabilities and Equity	$36,629,253	$30,680,964

Summary of Unaudited Condensed Consolidated Statements of

Operations and comprehensive Loss

(In USD)

	For the Six Months Ended
	June 30,
	2020	2019
REVENUES:
Application development services	$12,400,920	$10,959,922
Consulting and technical support services	1,573,411	1,265,239
Subscription services	476,251	574,034
Total revenues	14,450,582	12,799,195

COST OF REVENUES:
Cost of application development services	7,964,772	7,764,376
Cost of consulting and technical support services	751,308	486,379
Cost of subscription services	47,746	42,333
Total cost of revenues	8,763,826	8,293,088

GROSS PROFIT	5,686,756	4,506,107

Operating expenses:
Sales and marketing	1,066,099	1,337,346
General and administrative	2,647,570	2,409,836
Research and development	1,557,746	1,309,824
Stock based compensation	660,454	1,821,131
Total operating expenses	5,931,869	6,878,137

LOSS FROM OPERATIONS	(245,113)	(2,372,030)

OTHER EXPENSE (INCOME)
Financing and interest expenses	114,443	643,840
Other income	(172,851)	(41,305)
Other expense	1,423	529
Total other expense (income), net	(56,985)	603,064

LOSS BEFORE INCOME TAXES	(188,128)	(2,975,094)

PROVISION FOR INCOME TAXES (INCOME TAX BENEFITS)	224	(90,044)

NET LOSS	(188,352)	(2,885,050)

Less: loss attributable to non-controlling interests	(17,268)	-
NET LOSS ATTRIBUTABLE TO POWERBRIDGE	(171,084)	(2,885,050)

OTHER COMPREHENSIVE LOSS
Foreign currency translation adjustment	(107,612)	35,189
COMPREHENSIVE LOSS	(295,964)	(2,849,861)
Less: Comprehensive loss attributable to non-controlling interest	(17,187)	-
COMPREHENSIVE LOSS ATTRIBUTABLE TO POWERBRIDGE	$(278,777)	$(2,849,861)

WEIGHTED AVERAGE NUMBER OF ORDINARY SHARES
Basic and diluted	9,089,574	7,825,456

LOSSES PER SHARE
Basic and diluted	$(0.02)	$(0.37)

For more information, please contact:

Corporate:

Powerbridge Technologies Co., Ltd.

Stewart Lor

Co-Chairman, Co-Chief Executive Officer, President, and Chief Financial Officer

Email: stewartlor@powerbridge.com

Investor Relations:

ClearThink Capital

Stephen Hart

Phone: 917-658-7878

Email: nyc@clearthink.capital